SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE NEW YORK 10036-6522 --------- TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com October 25, 2012	FIRM/AFFILIATE

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Celeste M. Murphy, Esq.

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DigitalGlobe, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed October 10, 2012
File No. 333-183646

Dear Ms. Murphy:

On behalf of DigitalGlobe, Inc. (“DigitalGlobe” or the “Company”), set forth below are responses to the comments of the staff of the Division of Corporation Finance, Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing as set forth in your letter dated October 19, 2012 (the “Comment Letter”) relating to Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”), filed by the Company on October 10, 2012.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below and immediately following each comment is the Company’s response. The page numbers below refer to pages in Amendment No. 1 to the Registration Statement. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Celeste M. Murphy, Esq.

October 25, 2012

We anticipate that the Company will soon file Amendment No. 2 to the Registration Statement (“Amendment No. 2”) reflecting these changes, as well as additional changes required to update the disclosure contained in the Registration Statement.

Financial Forecasts, page 86

1.	We note your disclosure at the bottom of page 88 that the inclusion of prospective financial information is not to be deemed an admission or representation that it is viewed as material information. However, because this information was used by the financial advisors to arrive at a fairness conclusion and by the boards to evaluate the transaction, it appears this statement is inappropriate. Please remove this disclosure.

Response: In response to the Staff’s comment, this disclosure will be removed in Amendment No. 2, as shown in the attached changed page.

Equity Research Price Target Analysis, page 99

2.	We note your response to comment 5 from our letter dated September 25, 2012. You disclose the target prices for GeoEye. Please disclose the time period for these targets. In this regard, we note your disclosure on pages 111 and 126 disclose the time periods.

Response: In response to the Staff’s comment, the last sentence in the first paragraph of page 99 of Amendment No. 1, and the related chart, will be revised in Amendment No. 2, as shown in the attached changed page.

Annexes H and J — Opinion of Morgan Stanley and Stone Key Partners

3.	We note your responses to comments 21 and 22 from our letter dated September 25, 2012. Although you do not use the terms “only” and “solely,” the opinions state they may not be used for any other purpose without the consent of the opiner. Please advise us supplementally whether stockholders are free to consider and rely on the opinion.

Response: With respect to comment 21, we note that Morgan Stanley delivered its written fairness opinion to the DigitalGlobe board of directors (the “DigitalGlobe Board”) on July 21, 2012. The fairness opinion letter attached to the Registration Statement is the actual written opinion that was signed by Morgan Stanley and delivered to the DigitalGlobe Board as of such date. Morgan Stanley consented to the inclusion of its fairness opinion letter and the description thereof contained in the Registration Statement so that DigitalGlobe could disclose to its stockholders information sufficient to understand the matters that the DigitalGlobe Board took into account in its recommendation to DigitalGlobe stockholders that they vote to approve the issuance of DigitalGlobe common stock in the merger. DigitalGlobe’s common stockholders may consider, in their assessment of the recommendation of the DigitalGlobe Board that DigitalGlobe stockholders vote to approve the issuance of DigitalGlobe common stock in the merger, that the DigitalGlobe Board took into account, among other factors, the board’s receipt of the Morgan Stanley opinion; however, Morgan Stanley’s fairness opinion does not constitute a recommendation by Morgan Stanley to any person regarding the proposed merger.

Celeste M. Murphy, Esq.

October 25, 2012

With respect to comment 22, we note that Stone Key delivered its fairness opinion to the GeoEye, Inc. (“GeoEye”) board of directors (the “GeoEye Board”) on July 22, 2012. The fairness opinion letter attached to the Registration Statement is the actual written opinion that was signed by Stone Key and delivered to the GeoEye Board as of such date. Stone Key consented to the inclusion of its fairness opinion letter and the description thereof contained in the Registration Statement so that GeoEye could disclose to its stockholders information sufficient to understand the matters that the GeoEye Board took into account in its recommendation to GeoEye stockholders that they adopt the merger agreement and approve the transactions contemplated by the merger agreement. GeoEye’s common stockholders may consider, in their assessment of the recommendation of the GeoEye Board that GeoEye common stockholders vote to approve and adopt the merger agreement, that the GeoEye Board took into account, among other factors, the board’s receipt of the Stone Key fairness opinion; however, Stone Key’s fairness opinion does not constitute a recommendation by Stone Key to any person regarding the proposed merger.

*  *  *  *  *

If you have any questions with respect to the foregoing, please contact me at (212) 735-2050 or Marie L. Gibson at (212) 735-3207.

Very truly yours,

/s/ Nancy A. Lieberman

Nancy A. Lieberman

CC:	Daniel L. Jablonsky, Esq. (DigitalGlobe, Inc.)
Marie L. Gibson, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)
William O’Neill, Esq. (Latham & Watkins LLP)
David Feirstein, Esq. (Kirkland & Ellis, LLP)

transaction or event that has occurred or that may occur after the date the prospective financial information was prepared. The prospective financial information will also be affected by the ability of DigitalGlobe and GeoEye to achieve their respective strategic goals, objectives and targets over the applicable periods. Accordingly, the prospective financial information cannot, therefore, be considered a guaranty of future operating results, and such information should not be relied upon as such and there can be no assurance that the results indicated by the prospective financial information will be realized or that future financial results will not materially vary from the prospective financial information.

The prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Further, the standalone projections prepared by DigitalGlobe and GeoEye (as applicable) do not take into account the transactions contemplated by the merger agreement and the financial information does not take into account other matters related to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with completing the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. The pro forma combined projections separately prepared by DigitalGlobe and GeoEye do not attempt to reflect all possible considerations and financial, accounting or tax impacts associated with the merger. Further, the prospective financial information does not take into account the effect of any failure of the merger to occur and should not be viewed as accurate or reliable in that context.

Some or all of the assumptions that have been made regarding, among other things, the timing of certain occurrences or impacts, may have changed since the date the prospective financial information was prepared. Except as may be required by law, DigitalGlobe and GeoEye disclaim any obligation to update or otherwise revise the prospective financial information to reflect circumstances, economic conditions or other developments existing or occurring after the date the prospective financial information was prepared or to reflect the occurrence of future events, even if any or all of the assumptions on which the prospective financial information were based are no longer appropriate. These considerations should be taken into account in reviewing the prospective financial information, which was prepared as of an earlier date. ~~The inclusion of the prospective financial information in this joint proxy statement/prospectus should not be deemed an admission or representation by DigitalGlobe, GeoEye, or their respective boards that it is viewed as material information of DigitalGlobe and GeoEye, and, in fact, both DigitalGlobe and GeoEye view the prospective financial information as non-material because of the inherent risks and uncertainties associated with such long-range forecasts.~~ The prospective financial information should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding DigitalGlobe and GeoEye contained in their respective public filings with the SEC incorporated by reference in this joint proxy statement/prospectus. In light of the foregoing factors and the uncertainties inherent in the prospective financial information, stockholders are cautioned not to place undue, if any, reliance on the prospective information included in this joint proxy statement/prospectus.

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Equity Research Analyst Price Target Analysis

Barclays reviewed the publicly available price targets for DigitalGlobe and GeoEye published by each independent equity research analyst~~s~~ associated with a Wall Street firm that covers both DigitalGlobe and GeoEye in order to calculate the implied equity value per share range for DigitalGlobe and GeoEye. With respect to GeoEye, the independent equity research analyst target prices evaluated ranged from $13.00 to $30.00 per GeoEye share and Barclays advised the DigitalGlobe Board of Directors of all such target prices. With respect to DigitalGlobe, the independent equity research analyst target prices evaluated ranged from $18.00 to $27.00 per DigitalGlobe share and Barclays advised the DigitalGlobe Board of Directors of all such target prices. The table below sets forth the independent equity research analyst targets for both companies, which targets reflected each analyst’s estimate of the public market trading price of such company’s common stock ranging from six months to twenty-four months in the future.

Analyst	DigitalGlobe Price Target	Date of DigitalGlobe Price Target	GeoEye Price Target		Date of GeoEye Price Target
Benchmark* (Josephine Milward)	$24.00	5/2/12	$20.00		6/25/12
CRT Capital**** (Brian Ruttenber)	$18.00	5/30/12	$13.00		6/28/12
Dominick & Dominick** (James McIree)	$21.00	6/19/12	$30.00		6/25/12
Dougherty*** (Andrea James)	$23.00	5/25/12	$28.00		5/25/12
JP Morgan* (Paul Coster)	$18.50	6/5/12	$17.50		6/26/12
Macquarie*** (Amy Young)	$27.00	5/2/12	$24.00		5/11/12
Raymond James* (Chris Quilty)	$25.00	5/7/12	[NM	]	6/25/12

*	Range of 6 to 12 months
**	Range of 12 to 24 months
***	12 month target
****	Target range not specified

Transaction Premium Analysis

In order to assess the premium paid by DigitalGlobe in the merger relative to the premiums offered to stockholders in other transactions, Barclays reviewed the premium paid in every all-stock transaction having an enterprise value between $500 million and $2,500 million involving U.S. targets in which the acquiror did not previously own any equity interests in the

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